Press Release

Kingtone Wirelessinfo Solution Holding Ltd

Announces Chairman’s Share Purchases

Xi’an, China, September 21, 2010 - Kingtone Wirelessinfo Solution Holding Ltd ("Kingtone" or the "Company") (Nasdaq: KONE), a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced that the Company’s Chairman, Tao Li, acquired 430,798 American Depositary Shares (ADSs), with each ADS  representing one Ordinary Share of Kingtone, from open market between September 9, 2010 and September 17, 2010. Mr. Li’s increased his total beneficial holdings of Kingtone’s Ordinary Shares from 6,099,107 to 6,529,905, or 46.6% of the Company’s total outstanding shares.

Mr. Li stated, “I am very confident in the future of our company. Kingtone is committed to becoming the national leading service provider of mobile technology development and value-added applications for China’s enterprises and mobile users. Over the past quarters since our IPO, our dedicated management and employees have continued to execute our strategy on delivering long-term sustainable growth. I firmly believe that Kingtone is well positioned to capture significant growth opportunities as the mobile communications industry continues to exhibit strong growth in China. I strongly expect that Kingtone will continue to deliver significant value to our shareholders in the long term.”

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware, which enables wireless interactivity across many protocols, devices, and platforms.

For more information, please visit Kingtone’s website at www.kingtoneinfo.com.

Safe Harbor Statements

This press release contains “forward-looking statements”, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated May 14, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent by applicable law.

For investor and media inquiries, please contact:

Ms. Ying Yang, Chief Financial Officer
Kingtone Wirelessinfo Solution Holding Ltd
Tel: +1-626-623-2575 (US)
        +86-134-6895-0909 (China)
Email: yangying@kingtoneinfo.com

Christensen
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com